Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 APR -9


LINDEMANS
making life more enjoyable


03050022

19 March 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INITIAL NOTICE OF DIRECTOR'S INTERESTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
APR 24 2003
THOMSON FINANCIAL



M M HUDSON
COMPANY SECRETARY



Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

19 March 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

INITIAL NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.1 and Section 205G(3)(a) of the Corporations Act, enclosed please find an Appendix 3X – Initial Notice of a Director's Interests for Mr T P Burnet, who was appointed to the Southcorp Limited Board yesterday.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

18 March 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPOINTMENT OF EXECUTIVE DIRECTOR

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

18 March 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

MR T. P. BURNET JOINS SOUTHCORP BOARD

We advise that Mr T P Burnet, Chief Executive Officer and President, Southcorp Wines, The Americas, has been appointed a Director of Southcorp Limited, effective from today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

NEWS ANNOUNCEMENT

SOUTHCORP BOARD APPOINTMENT

Tuesday, 18 March 2003

The Directors of Southcorp Limited today announced the appointment of Thomas Burnet as an Executive Director of Southcorp, effective immediately. Mr Burnet is Chief Executive Officer and President, Southcorp Wines, The Americas.

Brian Finn, Chairman said: "Tom's appointment as a Director represents an excellent addition to the skills and capabilities of the Board. Tom has extensive professional experience of the wine industry, with a particular emphasis on brand management, marketing, distribution and sales. His direct experience in the North American marketplace – Southcorp's largest growth market – will be very valuable to the Board in determining strategies for further developing the company's business in this region and also in relation to the broader aspects of the company's worldwide business."

In August 2002, Tom was appointed Chief Executive Officer and President of Southcorp's Americas Region. He is a member of the Southcorp Executive Committee.

Tom was bom in St. Louis, Missouri and is a graduate of Princeton University with an AB, Economics degree. He received his Masters in Business Administration from the University of Chicago.

Prior to joining Southcorp, he was with Brown-Forman, where he served as Chief Financial Officer of its wine and spirits group, and later as President of both its international spirits division and its worldwide wine business.

Other key experiences include the start-up and commercialisation of the highly successful NutraSweet brand as Chief Financial Officer and later as Chief Executive of the international business.

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391829
Facsimile: 02 9465 1181


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

18 March 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine

ROSEMOUNT
ESTATE

LINDEMANS

18 March 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of 3 participants in the Southcorp Executive Share and Option Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Cancelled	No. Options Cancelled
2 April 2001	$6.50	13 March 2003	100,000
10 October 2001	$7.19	13 March 2003	20,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 APR -9 AM 7:21


LINDEMANS
making life more enjoyable

18 March 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INTERIM REPORT TO SHAREHOLDERS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


AUSTRALIA'S
MOST FAMOUS WINE


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

03 APR -9 AM 7:21

Dear Shareholder

Enclosed with this letter are details of Southcorp's Interim Financial Results for the 6 months to 31 December 2002 and an update of events within the company.

I wish to say to all Shareholders, unequivocally, that the company's half-year results released on 25 February are unsatisfactory and I apologise to you for the poor performance.

Recent events affecting Southcorp have been:

- On 21 January, the company advised the Australian Stock Exchange that due to more difficult trading conditions, it did not expect to meet the previously advised earnings guidance of $335 million Earnings Before Interest, Tax and Amortisation (EBITA – pre SGARA)
- On 3 February, the Board announced that it had requested and received the resignation of Keith Lambert as Managing Director and Chief Executive Officer, effective immediately
- Coincident with that announcement, I assumed the role of Executive Chairman and have been involved in the day-to-day running of the company since then, on a full-time basis.

The Board continues to be committed to the strategy of enhancing Southcorp's leadership position as a premium wine company. We have directed management to focus on improving performance through better product outcomes, lower operational costs and more effective promotional spending. Together with management, we have taken immediate steps to implement these directives:

- We are refocussing our promotional spending – eliminating unbudgeted discounts and emphasising particular products, rather than concentrating on volume sales
- We are taking a pause in any further rationalisation of our brand and product portfolios. We intend to gain a clearer understanding of the requirements of our customers and channels of distribution before taking any further steps
- We will place additional attention on understanding what consumers – the people who buy and drink our products – want, and we will use our winemaking and distribution skills to meet those requirements
- We will strive to strengthen our relationships with the all-important distributors and retailers of our products and build stronger, more strategic relationships with them
- We will operate our business on a sound financial footing and we will expect everyone in the company to be aware of the financial implications of everything they do

We have a great company – wonderful brands, excellent products and capable people. Please be assured that you have my commitment, and that of my fellow Directors, to provide the leadership to restore our business to stability, growth and success.

Sincerely

T Brian Finn AO

SOUTHCORP WINES

Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, PO Box 366 Artarmon NSW 1570, Australia
Tel: 61 2 9465 1000 Fax: 61 2 9465 1101

For PHONE 1300 368 070 | Mon-Fri 8am-8pm Sat & Sun 9am-4pm
For POST Southcorp Shareholder Offer PO Box 6272 Silverwater NSW 2128
For FAX 1300 662 224 For ONLINE www.southcorp.com.au/shareholdersdozen

DELIVERY DETAILS (Please complete your name and delivery address details).

Name (Mr, Mrs,Ms) ______________ **Surname** ______________
Address ______________
Suburb ______________
State ______________ **Post Code** ______________
Daytime Phone: ( ) ______________ **Evening Phone ( )** ______________
Email ______________

***If I'm not at home to accept delivery, leave at** ☐ **Front Door** ☐ **Back Door** ☐ **Reception** ☐ **Other, please specify** ______________

*Calls cannot be made prior to despatch

How the information you have given us may be used:
You have received this special offer as a Southcorp Shareholder. Your personal details were not supplied to Liquorland Direct. If you choose to order, the information you supply will be used for delivery purposes. We may also need to provide your details to delivery agents, data maintenance providers and outsourced call centres. Liquorland Direct will happily provide you with access to your personal order history records

DELIVERY CHARGES & TIMES

Your wine can be delivered to your home or office. Please allow 5-10 working days from time of order for deliveries. The following delivery charges apply.

Sydney, Melbourne	$5.95 per case
Brisbane, Adelaide, ACT, Geelong, Newcastle, Central Coast, Wollongong, Gold Coast, Sunshine Coast, Perth	$8.95 per case
NSW, VIC, QLD Country	$8.95 per case
TAS, TAS Country, NT, WA Country, SA Country	$9.95 per case

FREE DELIVERY

PAYMENT DETAILS

Please complete your credit card details below.
Name on credit card: ______________

Bankcard ☐ Visa ☐ MasterCard ☐ Amex ☐ Diners Club ☐

Card no. |_|_|_|_| |_|_|_|_| |_|_|_|_| |_|_|_|_|

Expiry |_|_|_|_|

Offer available only in Australia from March 2003 while stocks last. Orders taken and fulfilled by Liquorland Direct Pty Ltd ABN 81092195134. Liquorland Direct is a subsidiary of the Coles Myer Group. Waterloo licence [Off Licence (retail)] No. 353368. Tooronga licence (Packaged Liquor Licence No. 32006002) Terms of Trade: This offer will be transmitted to licensed premises for acceptance during licensed trading hours. Orders will not be accepted from, nor will liquor be delivered to, persons under the age of 18 years. Proof of age must be supplied upon request.

FULL MONEY BACK GUARANTEE IF NOT COMPLETELY SATISFIED

I authorise Liquorland Direct to debit my credit card account in the amount of:
No. of cases: ______ x $179.00 $______
~~Add delivery charges (as above)~~ $______
Total: $______
Signature ______________ Date ______________

In accordance with legislation, I certify my date of birth is: — / — / —

Penfolds ROSEMOUNT ESTATE LINDEMANS

Southcorp

Shareholder Wine Offer

March 2003

SOUTHCORP

Penfolds ROSEMOUNT ESTATE LINDEMANS SEPPELT Coldstream Hills

Clare Valley
Markaranka
Barossa Valley
Eden Valley
ADELAIDE
Adelaide Hills
McLaren Vale
Langhorne Creek
Bordertown
Padthaway
Robe
Coonawarra
Drumborg
Lake Cullulleraine
Karadoc
Great Western
Glenlofty
MELBOURNE
Yarra Valley
Heathcote
Barooga
Tumbarumba
CANBERRA
Tumbalong
Orange
Mudgee
Hunter Valley
SYDNEY
PERTH
Margaret River

Major Vineyards of SOUTHCORP

Treat yourself to 12 specially selected quality wines

This special Shareholder's Dozen of 12 quality wines is exclusive to Southcorp shareholders. At $179.00, these carefully selected wines offer great value, showcasing a range of wine varieties and styles.


$179.00
excluding delivery charges
FREE DELIVERY
Leo Buring
RIESLING
EDEN VALLEY
ROSEMOUNT ESTATE
CHARDONNAY
ROSEMOUNT
CHARDONNAY
SEPPELT
Shiraz
Penfolds
KOONUNGA HILL

2001 WYNNS COONAWARRA ESTATE CHARDONNAY
This wine typically displays melon, fig and citrus fruit flavours finely balanced with vanillin oak and will develop rich peachy, creamy and "buttered toast" characters.

2001 PENFOLDS EDEN VALLEY RESERVE RIESLING
Lively with bright fresh fruit, the wine is floral and juicy with relatively gentle acidity affording attractive drinking now.

1998 LEO BURING SPECIAL RELEASE EDEN VALLEY RIESLING
Possessing the elegant floral fruit and delicate acidity of great Eden Valley Riesling, this wine will age gracefully into a masterpiece.

2002 ROSEMOUNT ESTATE DIAMOND CHARDONNAY
A wonderful balance of ripe fruit, natural acidity and subtle oak treatment delivers a wine with creamy texture, lovely tropical fruit flavours and a long, crisp finish.

2002 DEVIL'S LAIR FIFTH LEG WHITE
The citrus and melon characters dominate in this zesty blend of Semillon, Sauvignon Blanc and Chardonnay from Western Australia.

2001 ROSEMOUNT ESTATE SHOW RESERVE CHARDONNAY
The wine displays delicate fruit aromas of white peach and citrus, already integrating with creamy notes of barrel ferment and an underlying element of toasty French oak.

1999 LINDEMANS PADTHAWAY RESERVE PINOT NOIR
A medium-bodied, complex wine with elegance and persistence of flavour, it has sufficient tannins and balanced acid to match the sweet, plum-like fruit.

1999 WYNNS COONAWARRA ESTATE CABERNET SAUVIGNON
Known as "Black Label", this wine displays well-defined Cabernet fruit, soft tannins and a long finish. Will age gracefully.

2000 COLDSTREAM HILLS BRIARSTON
A variable blend with a high percentage of Cabernet Sauvignon, some Merlot and a dash of Malbec and Cabernet Franc, it shows blackberry and raspberry flavours and a touch of chocolate.

2000 SEPPELT VICTORIAN PREMIUM RESERVE SHIRAZ
Typical cool climate Shiraz displaying fine, elegant, peppery style that also delivers rich fruit and fine, soft tannins with a distinctive savoury finish.

2000 ROSEMOUNT ESTATE HILL OF GOLD SHIRAZ
A tightly meshed, restrained palate displays a core of red berry fruit, cinnamon and spice overlaid by notes of earth and brambly wild fruit.

2001 PENFOLDS KOONUNGA HILL CABERNET MERLOT
Dark cherry and blackcurrant flavours dominate the palate, with beetroot and some leafy notes, set against a savoury backdrop of understated oak.

How To Order

On the Internet: www.southcorp.com.au/shareholdersdozen

call 1300 368 070

By post: Complete details over and send to - Southcorp Shareholder Offer PO Box 6772 Silverwater NSW 2128

By fax: Complete details over and fax to 1800 662 224

SOUTHCORP

03 APR -9 AM 7:21


ROSEMOUNT
ESTATE
LINDEMANS
AUSTRALIA'S
MOST FAMOUS WINE

SOUTHCORP

Interim Report to Shareholders

for the six months to 31 December 2002

BOARD OF DIRECTORS

Richard H Allert, AM, FCA (resigned)
Former Chairman, Non-Executive Director
A Director since August 1983;
Resigned in October 2002.

Donald R Argus, AO, FAIBF FCPA
Non-Executive Director
A Director since May 1999.

T Brian Finn, AO, FIE (Aust), FTSE, FUTS, FACS
Executive Chairman, Non-Executive Director
A Director since August 1994;
Deputy Chairman from July 1996 to November 2001.
Appointed Chairman in October 2002. Appointed
Acting Executive Chairman in February 2003.

Stephen Gerlach, LLB
Non-Executive Director
A Director since August 1994.

Keith M Lambert, BA (Hons), CA (Ontario) (resigned)
Former Managing Director, Chief Executive Officer
Appointed Managing Director, Chief Executive Officer
in June 2001. Resigned in February 2003.

Helen A Lynch, AM
Non-Executive Director
A Director since July 1996.

Andrew G Oatley
Non-Executive Director
A Director since February 2001.

Robert I Oatley, BEM
Non-Executive Director
Appointed a Director and Deputy Chairman
in November 2001.

Richard F E Warburton
Non-Executive Director
A Director since June 1993.

INTERIM FINANCIALS – FOR THE SIX MONTHS TO 31 DECEMBER 2002

MAIN FEATURES

- Wine sales revenues (excluding bulk wine) of $725.4 million – up 5.7% from the prior corresponding period.
- Strong volume growth of 7.2% to 11.6 million cases.
  - Core premium brand volumes of Penfolds, Lindemans, Rosemount and Wynns Coonawarra Estate – up 21%.
  - Core premium brands: 64% of volumes and 79% of sales revenues.
- Earnings Before Interest Tax and Amortisation [EBITA (pre SGARA)*] of $59.0 million, after a number of one-off items – down 81.4%.
- Wine Group operational EBITA (pre SGARA) of $104.5 million – down 18.7%.
- One-off negative factors impacting EBITA include:
  - Write-down of The Independence Wine Company [IWC] loan and other assets of $12.5 million (plus an adverse SGARA impact of $8.2 million from the write-down in value of Californian vineyard holdings).
  - Residual earnings impact from divested businesses of -$6.1 million.
  - Wine items -$26.9 million.
- Statutory Net Profit after Tax [NPAT] of $5.7 million, inclusive of the above one-off factors.
- The Directors have announced an Interim Dividend of 10 cents per share (11 cents per share for prior corresponding period), franked to 80%. Payable on 1 July 2003 to shareholders registered as at 30 May 2003.

* AASB 1037 Self-Generating and Regenerating Assets

FINANCIAL RESULTS OVERVIEW

A$ '000s	HY 02	HY 03	% change
Revenue			
- Wine	710,533	728,136	2%
- Water Heaters	357,784	-	
- Proceeds from Sale of Assets and Other Revenue	699,838	97,127	
	1,768,155	**825,263**	(53%)
EBITA (pre SGARA)			
- Wine	128,552	104,483	(19%)
- Water Heaters	32,676	-	
- One-off Items and Other	155,368	(45,503)	
	316,596	**58,980**	(81%)
SGARA	10,104	(7,035)	
EBITA	326,700	51,945	
Amortisation of Goodwill and Other Intangibles	(20,866)	(19,982)	
EBIT	305,834	31,963	
Net Interest and Other Borrowing Costs	(39,040)	(23,254)	
Profit Before Tax	266,794	8,709	
Tax	(56,266)	(3,001)	
Net Profit After Tax	**210,528**	**5,708**	(97%)

Group Review

The consolidated entity achieved wine sales revenues (excluding bulk wine) of $725.4 million, up 5.7% from the prior corresponding period. Earnings Before Interest, Tax and Amortisation [EBITA (pre SGARA)] was $59.0 million, down 81.4% on the comparable period last year, after a number of one-off items.

Underlying Wine Group operational EBITA (pre SGARA) of $104.5 million was down 18.7% from the prior corresponding period. A number of one-off negative factors impacted EBITA, including the announced write-down of The Independence Wine Company [IWC] loan & other assets of $12.5 million (plus an adverse SGARA impact of $8.2 million from a write-down in value of Californian vineyard holdings), a residual earnings impact from divested businesses of -$6.1 million and wine items of -$26.9 million. Net Profit after Tax [NPAT] was $5.7 million, inclusive of the above one-off factors.

The consolidated entity reported strong volume growth of 7.2% to 11.6 million cases with the core premium brand volumes of Penfolds, Lindemans, Rosemount and Wynns Coonawarra Estate up 21%. Core premium brands now account for 64% of volumes and 79% of sales revenues.

Dividend

The Directors have declared an interim dividend of 10.0 cents per share, franked to 80%. This compares to the previous interim dividend of 11.0 cents per share fully franked. The dividend will be paid on 1 July 2003 to shareholders registered as at 30 May 2003. The shares will go ex dividend on 26 May 2003.

Overview Of Results

Southcorp's results have been affected by factors in three main areas: difficult trading conditions in some areas where the company operates; poor executional performance in some parts of the business and a number of one-off factors. While volume growth has been a solid 7%, and core brand growth an encouraging 21%, the associated earnings performance of the company has clearly been unsatisfactory.



Regional Review

The company operates in three distinctly different markets, each displaying different characteristics.

The following regional commentaries are based on underlying financial performance, excluding the impact of one-off items (refer table below).

Regional Overview

A$ million	The Americas HY 03	% chg	UK/Europe HY 03	% chg	Australasia HY 03	% chg
Sales Revenue	270.1	12	212.2	6	243.0	(1)
EBITA (pre SGARA)[1]	67.8	8	14.5	(53)	22.2	(36)
Volume ('000 cases)	2,862	27	3,530	8	5,158	(1)
EBIT (pre SGARA)/sales %	25.1	(4)	6.8	(56)	9.1	(36)
Revenue/case $	94.39	(11)	60.12	(1)	47.11	0
EBIT (pre SGARA)/case $	23.69	(15)	4.10	(56)	4.30	(35)

[1] Excludes one-off items to represent underlying earnings

The Americas

This Region achieved an underlying Wine EBITA (pre SGARA) of $67.8 million*, up 8% from the prior corresponding period. The solid continuing growth in this market, despite competitive trading conditions, attests to the strength of the company's brands and efficient business execution.

*Prior to one-off items

Australasia

The Australasian Region reported EBITA of $22.21 million*, down 36%. A number of factors accounted for the Australasian result, including a lower contribution from super premium products, as previously advised; some weakness in trading conditions during Christmas, and above budget promotional spend due in part to the workout of product lines, as well as the need to sell through retained inventory at the beginning of the financial year.



United Kingdom/Europe

The results in the UK market were particularly weak, attesting to the highly difficult trading conditions in this market. The underlying Wine EBITA for the United Kingdom/Europe was $14.5 million*, a decline of 53%. Christmas sales volumes in the UK were significantly weaker than anticipated. In general, sales volumes were skewed to lower margin products. In this context, the effectiveness of the company's promotional expenditure in this market was sub optimal, and led to the marked deterioration in margins.

* Prior to one-off items

Business Execution

While tougher trading conditions have depressed performance in the UK/Europe and Australasia, a number of factors within the company's control have had a bearing on the poorer than anticipated results.

The Board has identified the key areas of focus requiring immediate attention. These are an improvement in earnings performance based on the portfolio of products the company sells, the more efficient deployment of promotional expenditure, and the accelerated capture of cost reductions across the business. The focus is very much on managing the business – and the key market challenges in each region – for profitable volume growth as distinct from volume growth as the primary driver.



In light of the current results, actions in a number of areas have or are being initiated. In Australia, the level and effectiveness of promotional expenditure is now subject to much closer control at the regional and head office level, with allocation of promotional dollars now more closely directed to delivering product outcomes as distinct from volume outcomes.

Business efficiency programmes have been accelerated across the business, incorporating input costs, overhead costs and capital expenditure.

Portfolio and Balance Sheet Items

The result for the half has been affected by a number of one-off items. These include the IWC write-down, already announced. In addition, an allowance has been made for a number of portfolio and balance sheet items in the half-year result. The total estimated one-off negative EBIT impact of these items is $55.2 million.

In the second half of financial year 2003, the company expects its results to be impacted by a number of "out of the money" foreign exchange currency hedge contracts which, at present exchange rates, are estimated to be likely to have a negative EBIT impact in excess of $20 million.



The main one-off items are:

1. The Independence Wine Company - Joint Venture Exit – total -$20.7 million

The company has exited The Independence Wine Company in the United States. This has led to a write-down of $12.5 million and a negative SGARA impact of $8.2 million associated with a write-down in the carrying value of the company's 100% owned Californian vineyards. Another $9.8 million associated with the IWC has been taken against Opening Retained Earnings for onerous grape and winery contracts not assumed by Southcorp's partner, in accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets."

2. Residual matters relating to divested businesses – total -$6.1 million

This area includes outstanding liabilities, legal costs and a number of other matters associated with businesses which the company has exited. The total amount taken to earnings was –$6.1 million after a profit of $10.1 million from property sales.

3. Wine items – total -$26.9 million

These include an allowance made in the half year results, based on the weak trading conditions in UK/Europe, which have resulted in a high level of stock in trade. An amount of approximately $13 million is included for this purpose. In addition, there has been a reduction in loans and non-trading receivables amounting to approximately $10 million and, based on current trading conditions, surplus bulk wine and other inventories have been written-down to market value, amounting to approximately $4 million.

Portfolio Efficiency Measures

Despite the poor half-year results, solid progress is evident in a number of areas. The strength of the core premium brands is demonstrated by their contribution to 64% of total volumes and 79% of total sales revenues. The portfolio has seen a further evolution to these core brands. This trend is highly encouraging; the focus must be on ensuring the company captures the enhanced margins from these products as a key priority at both the revenue per case and earnings lines.

The company continues to make good progress in relation to key portfolio efficiency measures. Working capital to sales is at around 70% (on an annualised basis), with both inventory and receivables turnover improving during the half. Inventory to sales was at 51% at the half year, on an annualised basis. Balance sheet management remains a key focus. Capital expenditure is also on track to remain at less than two times depreciation.

The company remains committed to a premium wine company strategy. However, the focus must be on recognising that improved execution and better understanding of the requirements of the company's customer base, are absolute priorities.

Southcorp's commitment to the improvement of wine quality remains; the company's progress in this area is reflected by the level of wine show awards it achieved. During 2002 calendar year, Southcorp wines were awarded 23 trophies, 139 gold medals and over 900 silver and bronze medals in Australian wine shows.

Outlook

The next six months should see some improvement in the product mix, with contributions from new products releases, such as Thomas Hyland (released in Australia in November 2002 and UK/Europe in February 2003) and the Lindemans Reserve range. The release of super premium wines from February to May 2003, will also aid margins and earnings in the second half. However, as previously advised, the super premium release in 2003 will be significantly down on last year due to a lower 2000 vintage.

Trading conditions are expected to remain competitive in Southcorp's key markets, especially in the United Kingdom, during the remainder of this financial year.

The Directors have confidence in the second half outlook for the Australasian and the Americas Regions. However, on the basis of recent trading conditions in the UK market, and the review of sales and promotional activities, this Region will not meet its previously forecast contribution. As a result, the previously advised full year Group earnings guidance of around $287 million EBITA (pre SGARA) will not be met. In light of the uncertainty and volatility in some of the markets in which the company operates, the Directors consider it appropriate not to provide specific earnings guidance for the full year.

The company has instituted a worldwide search for a suitable candidate to fulfil the role of Chief Executive Officer. An announcement will be made as soon as practicable.

Other Matters

On 3 February 2003, the Board announced the resignation of Keith Lambert, as Managing Director and Chief Executive Officer, effective immediately. The financial arrangements associated with his resignation (to be charged in the second half of the year) are as follows:

- Amount payable under service agreement and other statutory entitlements upon severance $2,946,449
- Non-compete agreement (which prevents Mr Lambert from engaging in certain activities which may pose a competitive threat to Southcorp's business interests for a period of 12 months), a maximum of $1,431,450.

On 26 February 2003, the Australian Securities and Investments Commission filed proceedings in the Federal Court against Southcorp Limited, alleging a breach of its continuous disclosure obligations. The proceedings relate to events in April of 2002. Southcorp continues to maintain that it has not breached its disclosure requirements as a publicly listed company and will strenuously defend its position.

INTERNATIONAL STRUCTURE OF SOUTHCORP'S PORTFOLIO AS AT 31 DECEMBER 2002


Australasia
UK/Europe
The Americas
45%
30%
25%
34%
29%
37%
21%
14%
65%
Volume
Sales
EBITA

Total Portfolio

Volume	11.6 million cases	up 7.2%
Sales	$725.4 million	up 5.7%
EBITA	$104.5 million	down 18.7%

The table relates to the underlying wine business performance, excluding the impact of one-off items

SOUTHCORP

Penfolds

AUSTRALIA'S
MOST FAMOUS WINE



ROSEMOUNT
ESTATE
The prestige wine of Australia



18 L 43
LINDEMANS
making life more enjoyable



WYNNS
COONAWARRA ESTATE

SEPPELT

EST 1851

Coldstream Hills



Leo Buring

For a full copy of Southcorp's Interim Results News Release and 4B Appendix, please refer to Southcorp's website www.southcorp.com.au

Registered Office Southcorp Limited

ABN 80 007 722 643

403 Pacific Highway, Artarmon NSW 2064 Australia

Telephone: 02 9465 1000, International: 612 9465 1000

Facsimile: 02 9465 1100

www.southcorp.com.au

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia

03 APR -9 AM 7:21


LINDEMANS
making life more enjoyable

20 March 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
SOUTHCORP APPOINTS NEW CEO

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED



M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway Artarmon NSW 2064 P O Box 366 Artarmon NSW 1570 Australia




ROSEMOUNT
ESTATE


LINDEMANS

20 March 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

SOUTHCORP ANNOUNCES APPOINTMENT OF NEW CEO

We advise that Mr John Ballard has been appointed Chief Executive Officer of Southcorp Limited, effective from 28 April 2003.

Please find attached a copy of an announcement in relation to the above which the Company intends to release to the media.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100




ROSEMOUNT
ESTATE


LINDEMANS

News Announcement

Southcorp Announces new CEO

20 March 2003

The Board of Southcorp today announced the appointment of John Charles Ballard as Chief Executive Officer of Southcorp. Mr Ballard will also join the Board of the Company. He will commence with Southcorp on 28 April 2003.

The Executive Chairman of Southcorp Limited, Brian Finn said: "I am very pleased to announce John's appointment. John has built his career in the branded consumer goods sector. He was responsible for manufacturing and sales operations of APD/Snackfoods (now the Smith's Snackfoods Company) encompassing Asia, the Pacific, Germany and Italy. John built Smith's Snackfoods to command a pre-eminent market position, with seven top-ten selling brands."

"He has extensive experience in the delivery of consumer products through various distribution channels, including the grocery sector, as well as the route trade encompassing liquor outlets and a range of on-premise establishments."

Mr Ballard has had a career working in the international branded consumer goods sector, serving as Managing Director, APD/Smith's Snackfoods Company and Managing Director of United Biscuits, Asia Pacific, between 1986 to 1997. Since 1997, Mr Ballard has been a Director of Woolworths and Chairman of Wattyl Limited and a Director of CSR Limited. Mr Ballard will relinquish these directorships over the coming weeks.

"John's knowledge of retail strategy and his relationships with the retail sector will be important attributes in strengthening Southcorp's relationships with our customers, and building the strength of our global brands. His organisational and management skills will play a major role in focussing Southcorp on achieving more profitable growth for our shareholders and mutually beneficial relationships with our customers. It is widely acknowledged that John built Smith's Snackfoods to be an extremely well run company, with a highly professional management team, an enviable market position and strong financial performance," Mr Finn said.

John Ballard said: "I am very excited at the opportunity to return to an executive role in a company with such superb global brands. Southcorp's viticultural assets, wine making quality and distribution, position it to become a truly global Australian success story."

For further information contact:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 9465 1154
Mobile: 0407 391829
Facsimile: 02 9465 1181

Mr John Charles Ballard: Resume

Mr Ballard is Chairman, Wattyl Limited (Director since 1997) and a Director of CSR Limited, Woolworths Limited (since 1997) and the Sydney Opera Trust.

Between May 1986 and January 1993, Mr Ballard worked as Managing Director of APD/Smith's Snackfoods Company, and took on the role of Managing Director of United Biscuits Asia Pacific (when United Biscuits acquired the Smith's Snackfoods Company from Coca Cola Amatil), from 1993 to 1997.

Prior to this, Mr Ballard had senior management roles with Taubmans Industries Limited from 1983 to 1986, Wormald International Limited from 1977 to 1983 and with the Warner-Lambert Company from 1977 to 1983.

Mr Ballard was educated at the Royal Melbourne Institute of Technology, and gained his Masters of Business Administration (Marketing and International Business) from the Columbia University Graduate School of Management in the United States.

He is 56, married, has two children and resides in Sydney, Australia.